Securities and Exchange Commission August 19, 2005 Page 1

Direct Dial 212-407-4935

Email:  fstoller@loeb.com

August 19, 2005

John Reynolds, Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop

Re:	File No. 333-126569 Argyle Security Acquisition Corporation Form S-1 Registration Statement

Dear Mr. Reynolds:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith

Amendment No. 1 responds to the comments set forth in the Staff’s letter dated August 11, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General
1.

The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time.  Prior to effectiveness, the Staff will be provided with NASD confirmation,  either in a letter or telephone call, that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

2.

We have expanded the disclosure in the “Prospectus Summary” on page 1 to clarify that we may raise additional funds through a private offering of debt or equity securities and/or any other methods of financing, although no such financing arrangements have been entered into or are contemplated.

3.

Kindly reference Schedule A annexed hereto and made part hereof for a full list of other blank check offerings underwritten on a firm commitment basis known to the Company in which an officer, director, affiliate, underwriter or attorney have been involved based on publicly available information as of the date hereof

Securities and Exchange Commission August 19, 2005 Page 2

4.

We have revised the disclosure throughout Amendment No. 1 to reflect that the existing stockholders have agreed to vote any shares held by them, including shares owned prior to this offering and shares acquired in this offering or the aftermarket, in accordance with the majority of the shares of common stock voted by the public stockholders in connection with a potential business combination.

Table of Contents
5.	The legend referenced in the Staff’s Letter has been deleted.
Prospectus Summary
6.	We have revised the disclosure to clarify that the Form 8-K will be filed with the SEC, but will not be separately distributed to unit holders.
Risk Factors
7.	Risk factor 2 has been revised to include the amount per share public stockholders will receive in the event of a liquidation prior to a business combination.
8.	Risk factor 4 has been expanded to describe the “certain circumstances” under which the officers and directors will be personally liable for the claims of certain vendors.
9.	The disclosure in risk factor 6 has been updated.
10.

Risk factor 9 has been expanded to identify the Company’s Co-Chief Executive Officers as the officers and directors who may remain associated with the Company following a business combination and to clarify that such individuals will be able to remain with the Company after consummation of a business combination only if they are able to negotiate in connection with the terms of any such combination a position with the Company after the combination. We note that any such business combination, including management’s continuing role (if any), will be thoroughly described in a preliminary proxy statement to be reviewed by the Staff and subsequently subject to stockholder approval.

11.	Risk factor 10 has been revised to clarify that the Company’s officers and directors will allocate their time to other businesses.
12.

Risk factor 11 has been expanded to identify the businesses in the security industry in which our officers and directors are currently involved. The reference to other blank check companies has been removed.

13.

Risk factor 12 has been expanded to identify the officers, directors and/or affiliates with the warrant purchase obligation. The language has also been revised to clarify that such purchases are subject to certain conditions and, accordingly, “may” rather than “will” be made.

14.	Former risk factor 21 has been expanded to identify the “certain segments” of the security industry referenced therein.
15.	Former risk factors 15, 18, 20 and 27 have been deleted in response to the Staff’s comment.
16.

Former risk factors 7, 9, 16 19, 21-24, 30-32 and 34 have been revised to delete the generic conclusions and specify the anticipated effect of the risk on the Company’s business, financial condition and operations.

Securities and Exchange Commission August 19, 2005 Page 3

17.	Former risk factors 37 and 39 have been combined in response to the Staff’s comment.
18.	Former risk factor 40 has been expanded to identify that Ron Chaimovsky, one of the Company’s Co-Chief Executive Officers, resides outside the U.S
Use of Proceeds
19.

While members of the Company’s management have no specific amount of time that they must devote to the Company’s affairs, their current intention is to devote substantial business time to identifying potential targets and consummating a business combination. We respectfully submit that the current disclosure on the bottom of page 20 and the top of page 21 adequately describe show due diligence will be performed and who will perform it.

Capitalization
20.	The table has been revised to include the $125,000 of notes payable to stockholders.
Proposed Business
21.	This section has been expanded to more fully discuss the Company’s target industry, including the possibility of acquiring a foreign company and applicable government regulations.
22.

The section “Limited ability to evaluate the target business’ management” has been expanded to describe the process by which current management’s role in the target business after a business combination will be determined. The potential conflicts of interest that may arise in connection therewith have been added to risk factor 9, as well as to “Management-Conflicts of Interest.”

23.	The section “Fair market value of target business” has been revised to clarify that a fairness opinion will be required in connection with a transaction with an affiliated entity.
Management
24.

We have confirmed compliance with Item 401 of Regulation S-K of the biographies. Bob Marbut has indicated that while he is a director of Valero Energy Corporation, he does not have a relationship with an entity named the VEC Trust.

Principal Stockholders
25.	Prior to going effective, the Company will supplementally confirm that it has no intention of increasing the offering size.
26.	The disclosure regarding the warrant purchase obligation has been expanded to clarify the process by which the stockholders’ obligation will be fulfilled and its purpose.
Certain Relationships and Related Transactions
27.	We have deleted this paragraph in response to the Staff’s comment.
Underwriting

Securities and Exchange Commission August 19, 2005 Page 4

28.

Except for delivery of a preliminary prospectus to those individuals and entities that have requested a copy of a preliminary prospectus and consented to electronic delivery and/or reference to the SEC’s EDGAR database web site for access to the preliminary prospectus, neither the lead underwriter nor any members of the anticipated underwriting syndicate have, nor do they intend to, engage in any electronic offer, sale or distribution of the securities electronically. Should we become aware that the lead underwriter or any members comprising the underwriting syndicate intend to make any such electronic offers, sales or distributions, the Company will promptly supplement our response

29.

Neither the Company nor the underwriters have any arrangements with third parties to host or access the Company’s preliminary prospectus on the internet.  The Company has informed the underwriters of its obligation to inform the Staff of any such arrangements that are subsequently entered into. If either the Company or the underwriters enter into any such arrangement, the Company will promptly supplement its response.

30.	Neither the Company nor the underwriters intend to engage in a directed share program in conjunction with this offering.
WhereYou Can Find Additional Information.
31.	The Commission’s new address has been included.
Financial Statements
32.

The exercise of the Existing Stockholder options is contingent upon the exercise of the underwriter overallotment option.  Additionally, the Existing Stockholder options were granted subsequent to July 11, 2005, and accordingly, would have no impact on the accompanying statement of operations.  Accordingly, the pro forma disclosures required by SFAS No. 123, paragraph 45 are not applicable.

The other disclosures required by paragraphs 45 through 48 and 362 which are applicable have been presented.

33.

The volatility factor of .10 that was used in the option pricing model was determined based upon the trading range of existing publicly trading blank check companies. The weighted average expected life of .13 was determined by dividing the maximum number of days that the option was potentially exercisable (48 days) by the number of days in a year. The maximum number of days that the option would potentially be exercisable was determined by adding (i) the number of days that the underwriters’ over-allotment option would be exercisable (45 days) and (ii) the number of days that the existing stockholders’ option would be exercisable if the over-allotment option were exercised on the 45th day (3 days).

34.

We have expanded Note 5 to the financial statements to disclose the how the Company intends to account for the UPO in its financial statements and the basis for the proposed treatment, as well as the estimated fair value and the significant assumptions used to value the UPO. Similar disclosure has been added to the MD&A.

Other
35.	The currently dated consent included in Amendment No. 1 contains the correct reference to the audit report date.
Recent Sales of Unregistered Securities

Securities and Exchange Commission August 19, 2005 Page 5

36.

Disclosure of the options issued to the existing stockholders appears in the last paragraph under Item 15. We have expanded the disclosure to include the number of options granted to each and the applicable exemption from registration. We have revised the disclosure in Amendment No. 1 to state that other than these options, which are deemed compensatory, no compensation of any kind has been or will be paid to the existing stockholders.

Exhibits
37.	The Underwriting Agreement has been renumbered and the “intentionally omitted” language has been removed.
38.

We have revised Exhibit 10.11 and the disclosure in the prospectus to reflect that each order will be a limit order not held under NASD rules governing such orders. Such rules require execution at the best possible price for the purchaser.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Giovanni Caruso, at (212) 407-4866.

Sincerely,
/s/ Fran M. Stoller
Fran M. Stoller Loeb & Loeb LLP

ANNEX A

FIRM COMMITMENT OFFERINGS
FOR BLANK CHECK COMPANIES
AS OF August 18, 2005

Name	Counsel for	Securities Act Form	SEC File No.	Date of Effectiveness	Status of Offering
					Amount Escrowed ($)	Business Combination
Loeb & Loeb LLP:
Great Wall Acquisition Corporation	Company	S-1	333-110906	March 17, 2004	$23,161,000	No
China Mineral Acquisition Corporation	Company	S-1	333-115999	August 24, 2004	$20,400,000	No
Star Maritime Acquisition Corp.	Company	S-1	333-125662	_	_	_
InterAmerican Acquisition Group, Inc.	Underwriter	S-1	333-125558	_	_	_
Stone Arcade Acquisition Corporation	Company	S-1	333-124601	August 15, 2005	$110,854,000	No
Shine Media Acquisition corp.	Company	S-1	333-127093	_	_	_
Vector Intersect Security Acquisition corporation	Underwriter	S-1	333-127644